03012402

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION 181 WASH., D.C.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 6628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER:

GEARY & GEARY, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o LARRY OLSON 1490 HIDEAWAY LANE
(No. and Street)

ST. JOSEPH, MI 49085
(City) (State) (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY OLSON 847-367-5186
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUTCHINS, ROBBINS & DIAMOND, LTD.
(Name — *if individual, state last, first, middle name*)

1101 PERIMETER DRIVE SUITE 760 SCHAUMBURG, IL 60173
Address) (City) (State) Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003 R
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

KY

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY OLSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEARY & GEARY, INC., as of DECEMBER 31 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature] 03/26/03
Signature

PRESIDENT
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEARY & GEARY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(Filed as confidential information
pursuant to Rule 17a-5(d) under
the Securities Exchange Act of 1934)

GEARY & GEARY, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

Independent Auditors' Report

To the Board of Directors
Geary & Geary, Inc.
Libertyville, Illinois

We have audited the accompanying statement of financial condition of Geary & Geary, Inc.(an Illinois S Corporation) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geary & Geary, Inc.as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins, & Diamond, Ltd.

Schaumburg, Illinois
February 21, 2003

GEARY & GEARY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	24,654
Commissions receivable		3,919
Total current assets		28,573
PROPERTY AND EQUIPMENT, net of accumulated depreciation		18,998
	$	47,571

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,844
Commissions payable		1,193
Management fees payable - related party		2,074
Current maturities of		
Capital lease obligations		2,788
Note payable - related party		4,178
Total current liabilities		15,077
LONG-TERM LIABILITIES, net of current maturities		
Capital lease obligation		432
Note payable - related party		3,822
Total liabilities		19,331
STOCKHOLDER'S EQUITY		
Common stock - $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Paid-in capital		16,500
Retained earnings		10,740
Total stockholder's equity		28,240
	$	47,571

See accompanying notes to financial statements.

GEARY & GEARY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$	129,391
Interest		125
Total revenues		129,516
EXPENSES		
Operating expenses		129,484
Commissions		7,928
Total expenses		137,412
NET LOSS	$	(7,896)

See accompanying notes to financial statements.

GEARY & GEARY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances, December 31, 2001	$ 1,000	$ 16,500	$ 18,636	$ 36,136
Net income	-	-	(7,896)	(7,896)
Balances, December 31, 2002	$ 1,000	$ 16,500	$ 10,740	$ 28,240

See accompanying notes to financial statements.

GEARY & GEARY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(7,896)
Adjustments to reconcile net loss to net cash provided by operating activites:		
Depreciation		8,087
Change in assets and liabilities:		
Commissions receivable		11,211
Accounts payable		4,844
Commissions payable		(43)
Management fees payable - related party		(10,030)
Cash provided by operating activities		6,173
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used in investing activities from purchases of fixed assets		(3,383)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash used in financing activities from principal repayments of capital leases		(2,659)
INCREASE IN CASH AND CASH EQUIVALENTS		131
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		24,523
CASH AND EQUIVALENTS AT END OF YEAR	$	24,654

See accompanying notes to financial statements.

GEARY & GEARY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Geary & Geary, Inc. (the Company), is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). See Note 6.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provison or liability for Federal income taxes has been included in these financial statements.

Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment generally are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using accelerated cost recovery methods over the estimated useful lives of the respective assets. The useful lives are identified as follows:

Furniture and fixtures	7 years
Office equipment and capital leases	5 years
Leasehold improvements	Over expected useful life

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

	Amount
Furniture and fixtures	$ 20,900
Office equipment	14,098
Equipment under capital leases	8,230
Leasehold improvements	6,490
	49,718
Less: accumulated depreciation	(30,720)
Net property and equipment	$ 18,998

NOTE 3 - RELATED PARTY TRANSACTIONS

Note payable

The Company has an uncollateralized note payable to a living trust owned by the stockholder's spouse. The note bears interest at a rate of 10% per annum and requires monthly payments of principal and interest of $170. There were no monthly payments made during the year ended December 31, 2002.

Future maturities of this note payable are as follows:

Years ending December 31,		Amount
2003		$ 4,178
2004		1,735
2005		1,917
2005		170
		8,000
	Less: current portion	4,178
	Long-term portion	$ 3,822

Management fees payable

The Company pays management fees to a corporation wholly owned by the stockholder of the Company. Management fees expense for the year ended December 31, 2002 was $51,770. Management fees payable as of December 31, 2002 were $2,074.

NOTE 4 - CAPITAL LEASE OBLIGATIONS

Because the Company leases equipment in accordance with terms and various options which effectively create financing arrangements, the Company is required to record them as capital leases. Lease payments are $129 and $148 per month, including interest imputed at 10% and 17%. the cost of the leased equipment was $4,032 and $4,198, respectively. As of December 31, 2002, accumulated depreciation for this equipment was $4,279 and the related depreciation expense was $2,633 for the year then ended.

Minimum lease payments due under these leases are as follows:

Years ending December 31,		Amount
2003		$ 3,067
2004		445
		3,512
	Less: amount representing interest	(291)
	Present value of minimum lease payments	3,220
	Current maturities	2,788
	Long-term portion	$ 432

NOTE 5 - LEASE OBLIGATIONS

The Company leases its facilities under an annual operating lease entered into on October 31, 2000. The lease is automatically renewable with a termination clause requiring six months notice. The current monthly lease amount is $510 and the lessor is responsible for utilities and taxes.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of $5,000.

NOTE 7 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments of interest and state replacement taxes for the year ended December 31, 2002 were $1,348 and $167, respectively.

SUPPLEMENTARY INFORMATION

GEARY & GEARY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL		
Total stockholder's equity	$	28,240
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net		18,998
Net capital	$	9,242
AGGREGATE INDEBTEDNESS		
Accounts payable	$	4,844
Commissions payable		1,193
Management fee payable - related party		2,074
Capital lease obligations		3,220
Note payable - related party		8,000
Total aggregate indebtedness	$	19,331
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	1,289
Minimum dollar net capital required		5,000
Net capital requirement (greater of the two)		5,000
Excess net capital	$	4,242
Excess net capital at 1000%	$	7,309
Percentage of aggregate indebtedness to net capital		209.16%
RECONCILIATION TO UNAUDITED FORM K-17A-5 PART III		
Net capital reported above	$	9,242
Adjustments		5,789
Net capital - per form X-17A-5 Part III	$	15,031

See independent auditors' report.

Certified Public Accountants' Supplementary
Report on Internal Control

To the Board of Directors
Geary & Geary, Inc.
Libertyville, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Geary & Geary, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirement for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded from loss against unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants' Supplementary
Report on Internal Control, (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutchins, Robbins, & Diamond, Ltd.

Schaumburg, Illinois
Febuary 21, 2003